FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                                HSBC BANK CANADA
                   THIRD QUARTER 2006 RESULTS^ - HIGHLIGHTS


   - Net income attributable to common shares was C$138 million for the quarter ended 30 September 2006, an increase of 22.1 per cent over the quarter ended 30 September 2005.


   - Net income attributable to common shares was C$369 million for the nine months ended 30 September 2006, an increase of 13.5 per cent over the same period in 2005.


   - Return on average common equity was 23.0 per cent and 21.2 per cent for the quarter and nine months ended 30 September 2006 compared with 20.9 per cent and 20.4 per cent, respectively, for the same periods in 2005.


   - The cost efficiency ratio was 48.2 per cent and 51.3 per cent for the quarter and nine months ended 30 September 2006 compared with 51.2 per cent and 52.9 per cent, respectively, for the same periods in 2005.


   - Total assets were C$55.9 billion at 30 September 2006 compared with C$49.4 billion at 30 September 2005.


   - Total funds under management were C$22.4 billion at 30 September 2006 compared with C$19.9 billion at 30 September 2005.


^ Results are prepared in accordance with Canadian generally accepted accounting principles.


Financial Commentary


Overview

HSBC Bank Canada recorded net income attributable to common shares of C$138 million for the quarter ended 30 September 2006, an increase of C$25 million, or
22.1 per cent, from C$113 million for the same period in 2005. This increase was due to a broad-based growth in total revenue. In particular, a growth in loan volumes drove net interest income and non-interest revenue upward, with the latter also benefiting from higher securitisation and wealth management income.

Net income attributable to common shares for the nine months ended 30 September 2006 was C$369 million compared with C$325 million for the same period in 2005, an increase of C$44 million, or 13.5 per cent.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the third quarter were robust. Investments in areas such as wealth management and payments and cash management have helped to grow non-interest revenue on a year-on-year basis and throughout this year. The cost efficiency ratio improved because we were able to make our business more efficient without impacting our traditionally high customer service values.

"We are, therefore, well placed to continue growth through the remainder of 2006 and into next year. Our strategic focus remains on maintaining very high standards of customer care while investing in expansion in carefully targeted sectors.

"We will only be able to achieve our goals if we have the full support of our staff. Our people make this business a success and I am immensely proud that HSBC Bank Canada has been named one of 'The Financial Post's 10 Best Companies to Work For' in Canada and one of MediaCorp's 'Canada's Top 100 Employers'. This will solidify our standing as an employer of choice, which will help serve our customers and grow our business into the future."

Net interest income

Net interest income for the third quarter of 2006 was C$282 million compared with C$261 million for the same period in 2005, an increase of C$21 million, or
8.0 per cent. Growth in loans and deposits across our customer groups continues to benefit net interest income. Average loans for the third quarter were C$34.1 billion compared with C$31.5 billion for the same period in 2005. Corporate and commercial lending grew as Canadian customers continued to invest heavily in developing their businesses. Consumer spending remained strong, driving personal lending and residential mortgage borrowing continued to grow. Average deposits in the third quarter were C$42.2 billion compared with C$38.6 billion for the same period in 2005. Deposits grew in the third quarter due to the success of new products, such as the High Rate Savings Account and enhanced services created by the Payments and Cash Management business. We also experienced higher trading activity in fixed income securities resulting in increased income from that business in the third quarter.

While the prime lending rates in Canada and the US did not change in the third quarter of 2006, competitive forces continued to put pressure on the net interest margin, particularly in personal products such as residential mortgages and deposits. The net interest margin, as a percentage of average interest earning assets, was 2.31 per cent for the third quarter compared with 2.36 per cent for the same period in 2005.

Net interest income in the third quarter was C$6 million higher compared with the previous quarter, due to there being one extra day in the quarter as well as growth in loans and deposits. Average loans for the third quarter were C$34.1 billion compared with C$33.3 billion in the previous quarter, while average deposits grew from C$40.8 billion to C$42.2 billion through the quarter. The net interest margin, as a percentage of average interest earning assets, was four basis points lower compared with the previous quarter.

On a year-to-date basis, net interest income was C$824 million compared with C$741 million for the same period last year, an increase of C$83 million, or
11.2 per cent. Year-to-date net interest income in 2006 benefited from continued growth in assets and deposits. Average loans in the nine months to 30 September 2006 were C$33.2 billion compared with C$30.1 billion in the same period last year, while average deposits were C$41.0 billion compared with C$36.8 billion in the same period last year. The net interest margin, as a percentage of average interest earning assets, was 2.34 per cent compared with 2.38 per cent for the same period in 2005.

Non-interest revenue

Non-interest revenue for the third quarter of 2006 was C$160 million compared with C$145 million in the same period of 2005, an increase of C$15 million, or
10.3 per cent. Securitisation income rose due to increased recurring income from previous securitisations. Increased loan volumes and general customer activity helped boost income from credit fees and deposits and payment service charges. Other non-interest revenue was impacted by lower immigrant investor program fees.

Non-interest revenue was C$7 million lower than in the previous quarter. This fall was due to a C$10 million increase in the fair value of our investments in private equity funds, recorded in the second quarter of 2006, which increased investment securities gains.

On a year-to-date basis, non-interest revenue was C$483 million, C$54 million, or 12.6 per cent higher compared with C$429 million for the same period last year. Investment administration fees increased on continued growth in our wealth management businesses and higher credit fees from increased customer activity. Non-interest revenue also benefited from an increase in the fair value of our private equity fund investments and higher securitisation income. These increases were partially offset by lower immigrant investor program fees.

Non-interest expenses and operating efficiency

Non-interest expenses for the third quarter of 2006 were C$213 million compared with C$208 million in the same quarter of 2005, an increase of C$5 million, or
2.4 per cent. The cost efficiency ratio benefited from balancing a continued focus on operating efficiency with investment in our businesses and a reallocation of resources to areas with identified growth potential. The cost efficiency ratio in the third quarter was 48.2 per cent compared with 51.2 per cent for the same period in 2005. Salaries and employee benefits expenses for the nine months to 30 September 2006 were higher due primarily to expanding the workforce to fulfil strategic growth initiatives. Other non-interest expenses were slightly lower as increased investment in our business was offset by lower fees paid on the guarantee of our customers' deposits. As a result of our significant growth since we became part of the HSBC Group, the guarantee of customer deposits by HSBC Holdings plc, for deposits taken after 30 June 2005, was discontinued. This growth has also contributed to several upgrades of our credit ratings as highlighted in the commentary on page 6.

Non-interest expenses were C$20 million lower than the previous quarter due primarily to lower salaries and benefits expenses. Pension benefit costs were lower, and in the second quarter a charge of C$9 million was recognised arising from the waiver of the total shareholder return-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan.

On a year-to-date basis, non-interest expenses were C$670 million compared with C$619 million for the same period last year, an increase of C$51 million, or 8.2 per cent. The cost efficiency ratio was 51.3 per cent compared with 52.9 per cent for the same period in 2005. Salaries and benefits expenses were higher due to an increased employee base, increased variable compensation, higher stock option expense, and increased pension costs. Other non-interest expenses were higher as recurring operating expenses and an increase in spending on brand awareness initiatives offset lower fees paid on the guarantee of our customers' deposits.

Credit quality and provision for credit losses

Credit quality continued to be stable in the third quarter. The provision for credit losses of C$5 million for this quarter was in line with the previous quarter as well as the same period in 2005. On a year-to-date basis, the provision for credit losses was C$17 million compared with C$21 million for the same period last year. Defaults on consumer loans continue to be stable and corporate default rates continue to be at historically low levels, in line with the rest of the industry in Canada.

Gross impaired credit exposures were C$166 million, C$34 million, or 25.8 per cent, higher compared with C$132 million at the same time last year, and were higher than the balance at the previous quarter end of C$159 million. Total impaired credit exposures, net of specific allowances for credit losses, were C$117 million compared with C$105 million at the same time last year and C$78 million at the previous quarter end. The general allowance for credit losses remained at C$269 million compared with the previous quarter and was lower than the C$283 million at the same time last year, due to a C$14 million reversal in the fourth quarter of 2005 to reflect the consistently low loss experience in Western Canada over the past few years, and the strength of the economy. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.80 per cent compared with 0.84 per cent at the previous quarter end and 0.93 per cent at the same time last year.

Income taxes

The effective tax rate in the third quarter of 2006 was 34.9 per cent compared with 36.4 per cent in the same quarter of 2005 and 39.4 per cent in the previous quarter. The lower tax rate in third quarter of 2006 reflects increased income that is subject to a lower rate of tax. The income tax provision in the second quarter of 2006 included a C$6 million charge to reflect the write-down of future income tax assets resulting from tax rate decreases announced in the federal budget. In addition, the expense related to stock options is not deductible for income tax purposes and, therefore, increased the effective tax rate in the second quarter.

On a year-to-date basis in 2006, the effective tax rate was 36.4 per cent compared with 34.8 per cent for the same period last year. The effective tax rate in 2005 benefited from a reduction in tax expense resulting from adjustments to the net realizable values of certain future income tax assets. Excluding these impacts, the effective tax rate in 2006 was in line with the same period last year.

Balance sheet

Total assets at 30 September 2006 were C$55.9 billion, an increase of C$6.5 billion over the same time last year. The strong economy in Canada encouraged continued business investment by customers and consumer spending which was the key driver of balance sheet growth. Commercial loans and bankers' acceptances grew C$3.4 billion, primarily in western Canada. Residential mortgages increased C$2.7 billion, before securitisation of C$2.5 billion in the period, on continued strong activity in the residential housing markets across Canada. Consumer loans increased C$0.8 billion, which was before securitisation of C$0.9 billion of personal lines of credit and consumer term loans in the period. Increased trading and balance sheet management activity increased the securities portfolio by C$0.7 billion and balances under reverse repurchase agreements by C$2.0 billion. Other assets were C$0.8 billion higher due mainly to larger settlement balances resulting from increased trading activity in our capital markets businesses.

Total deposits grew C$4.2 billion to C$42.8 billion at 30 September 2006 from C$38.6 billion at the same time last year. Deposits from individuals benefited from success of our new High Rate Savings Account and initiatives such as our 25th Anniversary Sale campaign. Commercial deposits were higher due to growth in term products, driven by higher interest rates, and increased payments and cash management balances. Other liabilities increased C$0.7 billion largely from an increase in activities in our capital markets business.

Compared with 31 December 2005, total assets were C$6.7 billion higher largely from growth in loans and capital markets activities. Deposit growth benefited from increased cash management balances from corporate customers as well as higher personal balances.

Total assets under administration

Funds under management were C$22.4 billion at 30 September 2006 compared with C$19.9 billion at the same time last year. Including custody and administration balances, total assets under administration were C$31.3 billion compared with C$26.5 billion at 30 September 2005.

Funds under management benefited from increased acquisition of mandates in managing institutional clients as well as the success of our Private Client products. Despite the volatile equity markets in Canada and the US during 2006, we grew our retail investor base in our full service brokerage as well as in our on-line division. Custodial balances grew C$2.4 billion due to growth in the corporate custody business and increased securitised assets under management.

Compared with the previous quarter, funds under management were higher by C$0.7 billion, with growth in personal wealth management balances as well as institutional funds. Custodial balances increased C$0.5 billion due to growth in the corporate custody business.

Capital management

The tier 1 capital ratio was 8.9 per cent and the total capital ratio was 11.1 per cent at 30 September 2006. These compare with 9.0 per cent and 11.2 per cent, respectively, at 30 June 2006 and 8.7 per cent and 10.9 per cent, respectively, at 30 September 2005.

In addition to net income of C$382 million year-to-date, capital increased from an issuance of C$200 million in subordinated debentures in the first quarter of 2006. This was partially offset by C$193 million in dividends declared on our preferred shares and common shares, and the redemption of C$60 million in subordinated debentures in the first quarter of 2006.

Credit ratings

On 19 June 2006, Standard & Poor's Ratings Services ("S&P") raised our short and long-term counterparty credit ratings concurrent with an upgrade of its ratings of our parent, HSBC Holdings plc.

On 25 October 2006, S&P raised its ratings of our long-term counterparty credit, preferred shares, senior debt and subordinated debt. These ratings upgrades followed S&P's revision of our group status to core to the HSBC Group based on our growing integration with and increasing contribution to the HSBC Group.

On 6 October 2006, Dominion Bond Rating Service ("DBRS") upgraded its ratings of our deposits, debt instruments and preferred shares, as a result of implementation of a new support assessment methodology for banks.

These ratings reflect the quality and success of our business in Canada and of HSBC globally, as well as a strengthening of the financial services industry in general in Canada. Our current ratings are as follows:

                                            S&P                    DBRS

Short-term instruments                      A-1+                   R-1 (high)
Deposits and senior debt                    AA                     AA
Subordinated debt                           AA-                    AA (low)
Preferred shares                            P-1                    Pfd-1
HSBC Canada Asset Trust Securities          P-1                    A (high)

Dividends

During the third quarter of 2006, we declared and paid C$60 million in dividends on our common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on our Class 1 Preferred Shares - Series C and 31.25 cents per share on our Class 1 Preferred Shares - Series D. The dividends will be payable on 31 December 2006, for shareholders of record on 15 December 2006.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 9,500 offices in 76 countries and territories and assets of US$1,738 billion at 30 June 2006, the HSBC Group is one of the world's largest banking and financial services organisations. Visit our website at hsbc.ca for more information about HSBC Bank Canada and our products and services.

Copies of HSBC Bank Canada's third quarter 2006 report will be sent to shareholders in November 2006.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.


Summary


                                                Quarter ended       Nine months ended
Figures in C$ millions
(except per share amounts)      30Sept06  30Jun06     30Sept05    30Sept06   30Sept05


Earnings
Net income attributable to
  common shares                     138      115          113         369        325
Basic earnings per share           0.28     0.24         0.23        0.76       0.67

Performance ratios (%)
Return on average common
  equity                           23.0     19.9         20.9        21.2       20.4
Return on average assets           1.01     0.88         0.92        0.94       0.93
Net interest margin^               2.31     2.35         2.36        2.34       2.38
Cost efficiency ratio^^            48.2     52.6         51.2        51.3       52.9
Non-interest revenue:total
  revenue ratio                    36.2     37.7         35.7        37.0       36.7

Credit information
Gross impaired credit
  exposures                         166      159          132

Allowance for credit losses         318      319          337
- As a percentage of gross
  impaired credit exposures         192%     201%         255%
- As a percentage of gross
  loans and acceptances            0.80%    0.84%        0.93%

Average balances
Assets                           53,945   52,573       48,754      52,512     46,502
Loans                            34,144   33,262       31,535      33,226     30,102
Deposits                         42,206   40,847       38,572      41,033     36,779
Common equity                     2,387    2,316        2,157       2,326      2,132

Capital ratios (%)
Tier 1                              8.9      9.0          8.7
Total capital                      11.1     11.2         10.9

Total assets under
  administration
Funds under management           22,372   21,659       19,872
Custody accounts                  8,973    8,494        6,585
Total assets under
  administration                 31,345   30,153       26,457

^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

Consolidated Statement of Income (Unaudited)


                                         Quarter ended            Nine months ended
Figures in C$ millions
(except per share amounts)    30Sept06   30Jun06  30Sept05     30Sept06    30Sept05


Interest and dividend income
Loans                             566       523       417        1,551        1,187
Securities                         47        46        31          136           80
Deposits with regulated
  financial institutions           59        55        45          172          114

                                  672       624       493        1,859        1,381

Interest expense
Deposits                          383       341       226        1,015          621
Debentures                          7         7         6           20           19
                                  390       348       232        1,035          640

Net interest income               282       276       261          824          741

Non-interest revenue
Deposit and payment
  service charges                  23        23        20           67           62
Credit fees                        28        27        23           80           69
Capital market fees                27        26        25           85           81
Investment administration fees     26        25        24           75           58
Foreign exchange                    8         8         7           23           20
Trade finance                       6         6         7           18           21
Trading revenue                    18        17        17           52           47
Investment securities gains         5        13         3           23           14
Securitisation income              10        11         5           29           18
Other                               9        11        14           31           39
                                  160       167       145          483          429

Total revenue                     442       443       406        1,307        1,170

Non-interest expenses
Salaries and employee benefits    120       136       112          379          331
Premises and equipment             26        27        26           82           80
Other                              67        70        70          209          208
                                  213       233       208          670          619

Net operating income
  before provision for
  credit losses                   229       210       198          637          551
Provision for credit losses         5         6         7           17           21

Income before provision
  and non-controlling interest
  in income of trust              224       204       191          620          530
Provision for income taxes         76        78        67          219          179
Non-controlling interest
  in income of trust                6         6         7           19           16
Net income                        142       120       117          382          335
Preferred share dividends           4         5         4           13           10
Net income attributable to
  common shares                   138       115       113          369          325

Average common shares
  outstanding (000)           488,668   488,668   488,668      488,668      488,668
Basic earnings per share (C$)    0.28      0.24      0.23         0.76         0.67


^ Certain prior period amounts have been reclassified to conform with the current period presentation.

Condensed Consolidated Balance Sheet (Unaudited)



Figures in C$ millions                    At30Sept06    At31Dec05     At30Sept05

Assets
Cash and deposits with Bank of Canada            386          409            340
Deposits with regulated financial
   institutions                                4,753        5,549          5,191
                                               5,139        5,958          5,531

Investment securities                          3,225        2,923          2,912
Trading securities                             1,821        1,418          1,459
                                               5,046        4,341          4,371

Assets purchased under reverse
  repurchase agreements                        3,843        1,752          1,821

Loans
- Businesses and government                   17,500       15,571         15,122
- Residential mortgage                        13,597       12,865         13,407
- Consumer                                     3,855        3,734          3,999
- Allowance for credit losses                   (318)        (326)          (337)
                                              34,634       31,844         32,191

Customers' liability under acceptances         4,880        4,002          3,903
Land, buildings and equipment                    100          103             95
Other assets                                   2,252        1,210          1,490
                                               7,232        5,315          5,488
Total assets                                  55,894       49,210         49,402

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions             1,889        1,975          1,960
- Individuals                                 16,648       15,300         15,267
- Businesses and governments                  24,278       21,333         21,353
                                              42,815       38,608         38,580

Acceptances                                    4,880        4,002          3,903
Assets sold under repurchase
  agreements                                     290          302            286
Other liabilities                              4,123        2,849          3,400
Non-controlling interest in trust
  and subsidiary                                 430          430            430
                                               9,723        7,583          8,019

Subordinated debentures                          559          423            423

Shareholders' equity
- Preferred shares                               350          350            175
- Common shares                                1,125        1,125          1,125
- Contributed surplus                            199          187            184
- Retained earnings                            1,123          934            896
                                               2,797        2,596          2,380
Total liabilities and shareholders'
  equity                                      55,894       49,210         49,402


Condensed Consolidated Statement of Cash Flows (Unaudited)


                                      Quarter ended             Nine months ended
Figures in C$ millions     30Sept06   30Jun06    30Sept05     30Sept06   30Sept05

Cash flows provided by/
  (used in):
- operating activities          128       (69)        412          312        524
- financing activities        1,677       706       1,174        4,082      4,990
- investing activities       (1,021)   (1,128)     (1,483)      (4,652)    (4,697)

Increase (decrease) in
  cash and cash equivalents     784      (491)        103         (258)       817
Cash and cash equivalents,
  beginning of period         4,158     4,649       4,721        5,200      4,007
Cash and cash equivalents,
  end of period               4,942     4,158       4,824        4,942      4,824

Represented by:
- Cash resources per
  balance sheet               5,139     4,571       5,531
  - less non-operating
    deposits^                  (197)     (413)       (707)
- Cash and cash
  equivalents,
  end of period               4,942     4,158       4,824

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 October 2006